Exhibit 12.1

Kohl’s Corporation

Ratio of Earnings to Fixed Charges

($000s)

	Fiscal Year (1)
	2003	2002	2001	2000	1999
Earnings
Income before income taxes	$950,373	$1,034,374	$799,864	$605,114	$421,112
Fixed charges	207,851	160,908	142,244	116,753	82,835
Less interest capitalized during period	(9,861)	(9,820)	(6,929)	(3,478)	(4,405)

	$1,148,363	$1,185,645	$935,179	$718,389	$499,542

Fixed Charges
Interest (expensed or capitalized)	$78,065	$68,298	$63,506	$52,305	$33,813
Portion of rent expense representative of interest	122,750	91,639	77,964	63,943	48,769
Amortization of deferred financing fees	7,036	971	774	505	253

	$207,851	$160,908	$142,244	$116,753	$82,835

Ratio of earnings to fixed charges	5.52	7.37	6.57	6.15	6.03

(1)	Fiscal 2003, 2002, 2001 and 1999 were 52 week years and fiscal 2000 was a 53 week year.